OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

VIA EDGAR

March 9, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Cara Wirth

Re:	OFA Group
Amendment No. 2 to Registration Statement on Form F-1
Filed December 30, 2025
File No. 333-289618

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 20, 2026, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company to the Commission on December 30, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) with this response letter.

Amendment No.2 to Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note that you plan to issue shares of Class B common stock prior to effectiveness of this registration statement. Please revise throughout this registration statement, in the Prospectus Summary and Risk Factors sections to disclose, with respect to your Class B shares and Class A Preferred Stock, as applicable:

●	the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
●	the controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
●	that your disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest;
●	that future issuances of high-vote shares may be dilutive to Class A shareholders; and
●	circumstances or events in which the conversion of high-vote shares is mandatory or optional, and any resulting impact on Class A shareholders, including dilution.
Please describe any exceptions to conversion as well.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 3, 4, 45 and 46 of the Amendment No. 3, as applicable. We respectfully submit that the Class B ordinary shares are not convertible into Class A ordinary shares and not transferrable by their holders, subject to applicable rules and regulations.

General

2.	We note you have filed a registration statement on Form F-1 on December 31, 2025, for a separate offering. Please ensure that material disclosure between the two offerings is aligned. As one example only, the registration statement on Form F-1 dated December 31, 2025, includes disclosure describing Solana’s 2025 Year-to-date price fluctuations while this registration statement does not.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 2 and 50 of the Amendment No. 3.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.